730


06016102

82- SUBMISSIONS FACING SHEET


Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Avalon Ventures Ltd.

*CURRENT ADDRESS 111 Richmond Street West, Suite 1005
Toronto, Ontario Canada M5H 2G4

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 18 2006
THOMSON FINANCIAL

FILE NO. 82- 4427 FISCAL YEAR 8/31/04

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]

DAT : 8/16/06

FILE NO. 82-4427

8-31-04
AR/S



AVALON VENTURES LTD.



ANNUAL REPORT 2004

PRESIDENT'S MESSAGE TO THE SHAREHOLDERS

On behalf of the Board of Directors, I am pleased to submit herewith the 2004 Annual Report for Avalon Ventures Ltd., together with the audited financial statements for the year ended August 31, 2004.

Avalon Ventures Ltd. takes great pride in having established itself seven years ago as one of the first Canadian junior mineral exploration and development companies, to focus primarily on industrial minerals and rare metals with high technology applications **"The Metals of the Future"**. The strategy proved successful during the hi-tech boom of 1999-2001 and attracted many imitators when metals such as tantalum experienced surges in demand due to their critical importance in popular electronic applications such as cellphones. When the Dotcom bubble burst in 2002, demand for the rare metals declined briefly but history now appears to be repeating itself with other rare metals such as indium, germanium, europium and yttrium, all experiencing similar surges in demand from new electronic applications such as flat panel televisions and digital cameras.

Avalon will continue to position itself in the marketplace as a company offering investors unique exposure to the rare metals. While the traditional precious metals and base metals (notably gold, silver, nickel and copper) have been capturing most investors attention recently, we believe that it is only a matter of time before the markets are forced to recognize the value of the rare metals and the critical role they play in a global economy that is becoming increasingly reliant on high-technology. New sources of supply are required to meet the growing demand and Avalon is actively pursuing new rare metals acquisition opportunities to build on its asset base and offer investors exposure to a broader range of the rare metals.

In early 2004, strengthening commodity prices due to strong demand from Asia provided the Company with an opportunity to successfully complete two private placements, raising a total of $949,600. This allowed the Company to address its working capital deficiency, continue with development work on its industrial minerals/rare metals projects, and proceed with new exploration programs on its early-stage "IOCG" copper-cobalt-gold exploration projects in Nova Scotia.

Since priorities for industrial minerals/rare metals development are dictated by marketplace demand, we turned our attention in 2004 to the 100% owned **Warren Township** Anorthosite Project when a major potential customer from the glass industry expressed strong interest in the Company's calcium feldspar product. The development plan for the project was updated over the summer and presented to the customer's key decision makers during a half-day meeting held at the customer's glass production facility in southern Ontario in September, 2004. As a result of this meeting, the Company began making arrangements for processing and delivering a large tonnage bulk sample to the customer and the Company anticipates receiving final instructions to proceed with the program early in 2005.

In addition, the Company made significant progress in developing other markets for the calcium feldspar product and two new potential applications were identified in 2004. These included a specialty mineral filler application for which a small bulk sample was produced during the year. The material produced met the customer's quality requirements for this application, but further work is required to produce larger quantities for production trials and finalize the process flowsheet.

Work in 2004 on the Company's other major rare metals project, **Separation Rapids,** was focused on monitoring markets for lithium minerals, and investigating several potential project financing alternatives. Ultimately, financing and development of the project is contingent upon market acceptance of the Company's high-lithium feldspar product by the North American glass industry, which management is confident will occur. To this end, our marketing partner, Amalgamet Canada, reports that interest in lithium amongst glass manufacturers is gradually building as the industry struggles to cope with soaring energy costs.

The unmatched fluxing power of lithium in the glass batch still represents one of the few options available to the glass industry for reducing energy consumption. In a continuing high-cost energy environment, Amalgamet believes that increased demand for lithium-enriched raw materials is inevitable and the Company's high-lithium feldspar product, as a relatively low-cost lithium mineral alternative, will eventually prove very popular once it has been successfully introduced to the market.

In Nova Scotia, a first phase work program on the **Mount Thom "IOCG" copper-cobalt-gold project** produced some encouraging initial results. In particular, the presence of highly anomalous cobalt values associated with the copper and gold mineralization - first discovered on the property in 1970 - was confirmed. Cobalt is a strategic metal in high demand for its application, amongst other things, in rechargeable battery technology. Growth in demand for these batteries has created shortages that pushed the price of cobalt as high as $US 25/lb in 2004, compared to $US 7/lb in 2002.

Initial drilling of an unexplained airborne magnetic anomaly on the southern part of the Mount Thom property determined that this anomaly is caused by a mafic intrusion, containing anomalous levels of copper-cobalt-nickel-silver associated with abundant disseminated sulphide mineralization. A subsequent Pulse EM (electro-magnetic) survey detected a conductive body associated with this intrusion that may be caused by a higher concentration of sulphide mineralization. As such, this anomaly represents a top priority drill target for an economic copper-cobalt-nickel-gold-silver deposit that will be drilled in 2005.

A further priority for 2005, will be to identify and acquire new high potential mineral properties at a reasonable cost. In this regard, the Company is focusing primarily on the rare metals while also considering opportunities in base metals and precious metals on a more selective basis. By maintaining its primary focus on the rare metals, Avalon will be strategically positioned to capitalize on the irreversible global trend toward high-technology and deliver appreciating shareholder value over the long term.

For the medium term, the Company remains committed to its strategy of developing its rare metals/industrial minerals projects through to production and cash flow as soon as our potential customers confirm their interest. Exploration for precious metals and base metals provides additional opportunities for maximizing shareholder value, while the profits from our producing industrial minerals operations will ensure that we have the flexibility to fund future exploration work from cash flow and avoid excessive shareholder dilution.

Finally, I would again like to thank you, our loyal shareholders, for your patience and support during a lengthy period of reduced exploration and development activity. I look forward to 2005 with great optimism as we continue to advance our industrial minerals projects toward production, test new exploration targets and expand our portfolio of rare metals assets.

On behalf of the Board of Directors,



Donald S. Bubar, P.Geo.
President and Chief Executive Officer
December 14, 2004

Avalon Ventures Ltd. (the "Company") is a Canadian junior mineral exploration and development company. The Company operates exclusively in Canada with a primary focus on industrial minerals and rare metals including feldspars, lithium, tantalum and cesium, and a secondary focus on "IOCG-type" copper-gold-cobalt deposits. The Company is in the process of exploring or developing four of its eight mineral resource properties, most of which are at an early stage where economically recoverable ore reserves have not yet been defined. Two industrial mineral properties (Separation Rapids and Warren Township) are at a more advanced stage with defined mineral reserves that independent consultants have determined are economically recoverable, provided that suitable sales contracts with customers for the mineral products can be arranged.

Resource property expenditures during the year ended August 31, 2004 totaled $405,545, compared to expenditures of $235,300 in the previous fiscal year. After property sales and write-offs of expenditures totaling $1,222,772, the total for resource properties on the Balance Sheet at August 31, 2004 decreased by $906,941 to $3,552,007. The write-offs taken in 2004 include a writedown of $702,268 in exploration and development expenditures incurred on the Separation Rapids project in 2000 and 2001. These expenditures were deemed unrecoverable by management since they were largely related to the original development concept which was subsequently abandoned in favour of the new high lithium feldspar development concept. The remaining $3,236,845 in deferred exploration and development expenditures on the Separation Rapids project of represent 91% of this total and this project continues to be the Company's most significant asset.

Resource property expenditures on the Separation Rapids project in the year ended August 31, 2004 totaled $12,121. These expenditures represent the balance of costs incurred in completing crucible melt testing of the glass grade high lithium feldspar product during the first quarter. For the rest of the year, management focused its efforts on sourcing project financing to fund a bulk sampling program and management remains optimistic that such financing will eventually be secured. The Company's marketing partner Amalgamet Canada monitored lithium minerals markets over the year and believes that a switch to lithium-enriched raw materials by the glass industry is inevitable, as manufacturers continue to seek ways to reduce energy costs. Lithium additions to the glass batch represent a relatively inexpensive way to achieve this and the Company's lithium feldspar product promises to be the lowest cost lithium mineral alternative on the market.

In 2004, the Company turned its attention to the Warren Township Anorthosite project when a potential customer in the fibre glass industry expressed renewed interest in the Company's calcium feldspar product, and a potential new customer interested in the material for a filler application was introduced to the product by Amalgamet Canada. During the year ended August 31, 2004 a total of $51,002 in resource property expenditures were incurred on the project to carry out a small-scale bulk sampling program. The purpose of this program was to produce test samples of the product for the prospective customers, confirm process methodology and update cost estimates for building a production facility. The Company anticipates proceeding with a larger scale bulk sampling program in 2005, once a formal order for the product is received from one (or both) of the customers, and financing for the program has been arranged.

The majority of the remaining resource property expenditures in the year ended August 31, 2004 were incurred as planned on the Mount Thom and Lower Mount Thom ("LMT") "IOCG" copper-cobalt-gold projects in central Nova Scotia. On Mount Thom, a total of $186,179 in expenditures were incurred by fiscal year-end including $25,925 in acquisition costs while on LMT $62,753 in expenditures were incurred for geological, geochemical and geophysical survey work. Work programs on both projects were entirely funded with the proceeds of a flow-through private placement completed during the year. The Cobequid Mountains Gold project in Nova Scotia was abandoned during the year and costs incurred totaling $152,460 were written off.

The 2004 Mount Thom work program included geophysical and geochemical surveys, prospecting, geological compilation and 556 meters of diamond drilling in nine holes. The drilling confirmed the presence of anomalous copper and cobalt mineralization in the Imperial zone but the mineralization in this zone displayed insufficient continuity and thickness to define an economic resource in the area tested. However, one deep hole testing a large magnetic anomaly on the southern part of the property intersected a previously unknown mafic intrusive body carrying locally anomalous values in copper, nickel, cobalt and silver. This represents a new drill target for economic grade copper-nickel-cobalt mineralization, that will be tested in a future work program following further geophysical survey work. The work program on the LMT project, funded jointly by the Company and joint venture partner Wallbridge Mining Company Limited, generated several new target areas for IOCG type deposits that the joint venture plans to follow up in 2005.

The Company's three early stage tantalum projects (Lilypad Lakes, Raleigh Lake, and Shatford Lakes) remained inactive in 2004 due to continuing low tantalum prices and a general lack of financing interest. Tantalum prices are not expected to recover in 2005 as the market remains in an oversupply situation. Consequently, the Company has decided to write off its investment of $402,338 in the Lilypad Lakes and Raleigh Lake properties. Expenditures on Shatford Lakes were written off in the year ended August 31, 2003. The Lilypad Lakes property remains of interest as a cesium prospect. Demand for the cesium mineral pollucite is increasing and Lilypad Lakes hosts one of the few known significant occurrences of this rare mineral in the world.

During the year ended August 31, 2004, the Company sold its 40% working interest in the Wolf Mountain platinum-palladium project to joint venture partners Canadian Golden Dragon Resources Ltd and Eastwest Resource Corporation for $20,000 cash and a 0.4% NSR royalty interest. The Company and joint venture partner Starcore International Ventures Ltd. (formerly Starcore Resources Ltd.) also completed the sale of the Denain gold project, located near Val d'Or, Quebec to Mirabel Resources Inc., a public company listed on the TSX Venture Exchange. The total consideration was 240,000 shares at a deemed value of $0.25 per share. Starcore assigned its 50% share of the proceeds to the Company to settle all of its outstanding debt with the Company.

Administrative expenses for the year ended August 31, 2004 totaled $448,884, a 42% increase over the previous year's total of $316,303, reflecting the increased level of business activity during the year. The major areas of increased expenditures were investor relations (discussed below), consulting fees, interest and financing costs. The total also includes $76,397 in non-cash expenses for stock options granted during the year, compared to $32,401 in such costs booked for the same period in 2003. The lack of active joint ventures earning management fees and low interest income on cash deposits reduced revenues during the year to just $1,478 resulting in an operating loss of $447,406. After write-offs for abandoned properties described above, the writedown taken on the

Separation Rapids property and disposition of certain non-core properties and investments totaling $1,222,772, this brought the loss for the year to $1,670,178 or $0.06 per share. The loss of $1,670,178 compares to a loss of $904,603 during the previous period, the difference being mainly attributable to the writedown taken on the Separation Rapids project and the increase in administrative expenses incurred during the year. Losses for abandoned resource properties were quite similar for the two years totaling $554,798 in the year ended August 31, 2004 compared to $597,893 in the previous fiscal year. Expenditures to related parties during the year ended August 31, 2004 totaled $162,512 of which $3,002 was incurred with a law firm of which the Chairman is an associate and $90,800 was incurred with a consulting company controlled by the President and $68,710 was incurred with an accounting firm in which the Vice-President, Finance is a partner, as more fully disclosed in Note 9 to these audited financial statements. As at August 31, 2004 accounts payable included $12,000 of unpaid directors' fees.

Expenditures on public and investor relations activities during the year ended August 31, 2004 totaled $64,900, a 471% increase from the previous year's total of $11,357. The Company initiated some new investor relations ("IR") programs in 2004 after a year of essentially no IR activities in 2003. The new programs involved engaging the services of Agora Investor Relations as its IR consultant, initiating an expanded internet marketing program through Stockgroup Information Systems Inc., overhauling the corporate website, creating a new information brochure and participating in two investment conferences. The new IR programs make better use of the internet for delivery of corporate information to the investing public, resulting in fewer individual telephone inquiries and more efficient use of management time.

As at August 31, 2004 the Company had working capital of $169,823 (including $69,643 in investments) and cash on hand of $257,020, sufficient to cover its near term cash requirements given its current low cost administrative structure. Management will continue to maintain this low cost structure until such time as the Company's share price improves to levels where new equity financing will not result in excessive shareholder dilution.

Metal and mineral commodity prices remained buoyant through 2004, resulting in continuing strong investor interest in resource companies through most of the year except for a seasonal slump during the spring and summer. This has translated into continued access to capital from equity markets for junior companies with quality projects. Management is confident that reasonable cost financing will be available when it is needed to advance the Company's priority industrial minerals projects. For the Separation Rapids and Warren Township projects, this will happen once the Company can demonstrate it has serious customer interest in the mineral products in the form of an order for the product. In the case of the Warren Township project, receipt of such an order appears imminent. Management will continue to search for opportunities to acquire interests in new projects which could help attract financing and that are consistent with the Company's strategy of focusing on rare metals and industrial minerals with high-tech applications as well as properties with potential for hosting world class precious metals and base metals deposits.



AUDITORS' REPORT

TO THE SHAREHOLDERS OF AVALON VENTURES LTD.

We have audited the consolidated balance sheets of Avalon Ventures Ltd. as at August 31, 2004 and 2003, and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at August 31, 2004 and 2003, and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants
Toronto, Ontario
December 1, 2004

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements and other financial information for this annual report were prepared by the management of Avalon Ventures Ltd., reviewed by the Audit Committee of the Board of Directors, and approved by the Board of Directors.

Management is responsible for the preparation of the consolidated financial statements and believes that they fairly represent the Company's financial position and the results of operations in accordance with Canadian generally accepted accounting principles. Management has included amounts in the Company's consolidated financial statements based on estimates, judgements, and policies that it believes reasonable in the circumstances.

To discharge its responsibilities for financial reporting and for the safeguarding of assets, management believes that it has established appropriate systems of internal accounting control which provide reasonable assurance that the assets are maintained and accounted for in accordance with its policies and that transactions are recorded accurately in the Company's books and records.

PricewaterhouseCoopers LLP were appointed as the Company's auditors at the Annual General Meeting of Shareholders. Their report outlines the scope of their examination and their opinion.



President and CEO



CFO and Vice President Finance

Toronto, Ontario
December 1, 2004

Avalon Ventures Ltd.

Consolidated Balance Sheets
As at August 31

		2004		2003
Assets				
Current Assets				
Cash and cash equivalents	$	257,020	$	131,686
Venture partner receivables		-		5,448
Other receivables and prepaid expenses		36,307		47,844
		293,327		184,978
Investments (note 3)		69,643		23,143
Resource Properties (note 4)		3,552,007		4,458,948
Property, Plant and Equipment (note 5)		4,146		3,654
	$	3,919,123	$	4,670,723
Liabilities				
Current Liabilities				
Accounts payable (note 9)	$	193,147	$	304,960
Venture partner advances		-		10,606
		193,147		315,566
Going Concern (note 1)				
Shareholders' Equity				
Share Capital (note 7)		19,389,698		18,425,098
Contributed Surplus (note 8)		108,798		32,401
Deficit		(15,772,520)		(14,102,342)
		3,725,976		4,355,157
	$	3,919,123	$	4,670,723

The accompanying notes form an integral part of these consolidated financial statements.

Approved on behalf of the Board of Directors:


, Director


, Director

Avalon Ventures Ltd.

Consolidated Statements of Operations and Deficit
For the Years Ended August 31

	2004	2003
Revenue		
Interest	$ 1,478	$ 1,814
Management fees	-	871
	1,478	2,685
Expenses		
Amortization	1,376	2,901
Consulting fees (note 9)	128,646	80,615
Directors' fees and expenses	12,113	12,077
Insurance	1,128	6,281
Interest and financing costs (note 7b)	15,441	2,741
Office and general	4,186	8,543
Professional fees (note 9)	68,133	77,674
Public and investor relations	64,900	11,357
Rent and utilities	15,204	18,326
Salaries and benefits	15,644	22,110
Shareholders' information	17,485	19,594
Stock-based compensation (note 7d)	76,397	32,401
Transfer and filing fees	21,837	18,128
Travel	6,394	3,555
	448,884	316,303
Loss before the Undernoted Items	(447,406)	(313,618)
Write-down of Resource Properties (note 4a,h)	(1,257,066)	(597,873)
Loss on Sale of Resource Properties (note 4g)	(5,419)	(21,603)
Gain on Sale of Investments	9,713	61,725
Recovery of Venture Partner Receivable (note 4g(i))	30,000	-
Write-down of Patents (note 6)	-	(19,234)
Write-down of Investments	-	(14,000)
Loss for the Year	(1,670,178)	(904,603)
Deficit – Beginning of Year	(14,102,342)	(13,197,739)
Deficit - End of Year	$ (15,772,520)	$ (14,102,342)
Loss per Share	$ (0.06)	$ (0.04)
Weighted Average Number of Common Shares Outstanding	29,216,958	25,192,316

The accompanying notes form an integral part of these consolidated financial statements.

Avalon Ventures Ltd.

Consolidated Cash Flow Statements
For the Years Ended August 31

	2004	2003
Cash Flows from Operating Activities		
Cash received from venture partners	$ -	$ 650
Cash paid to suppliers and employees	(552,591)	(142,070)
Interest received	1,478	1,814
Interest paid (note 7b)	(357)	(15,543)
	(551,470)	(155,149)
Cash Flows from Financing Activities		
Share capital (note 7b)	491,808	202,604
Warrants (note 8)	457,792	55,396
	949,600	258,000
Cash Flows from Investing Activities		
Resource property expenditures	(316,641)	(256,264)
Reimbursement of venture partners costs	-	18,413
Proceeds from sale of resource properties (note 4)	22,500	2,500
Proceeds from sale of investments	23,213	145,775
Sale (purchase) of property, plant and equipment	(1,868)	1,834
	(272,796)	(87,742)
Change in Cash and Cash Equivalents	125,334	15,109
Cash and Cash Equivalents - Beginning of Year	131,686	116,577
Cash and Cash Equivalents - End of Year	$ 257,020	$ 131,686

Non-cash Operating, Financing and Investing Activities

Common shares issued to acquire resource properties (note 7b)	$ 15,000	$ -
Stock options granted to employees, directors and officers (note 7d)	76,397	32,401
Investments received from sale of resource properties	30,000	-
Investments received on recovery of venture partner receivable	30,000	-
Balances due on sale of resource properties (note 4)	$ -	$ 2,500

The accompanying notes form an integral part of these consolidated financial statements.

1. Nature of Operations and Going Concern

The Company is in the process of exploring its mineral resource properties. To date, the Company has not earned significant revenues and is considered to be in the development stage.

As at August 31, 2004, the Company has sustained recurring operating losses. These conditions cast significant doubt on the ability of the Company to continue as a going concern. Management is considering various alternatives, including a private placement to raise capital. However there is no assurance that these undertakings will be successful or sufficient to carry the Company to profitable operations.

The financial statements of the Company have been prepared on the basis that the Company will continue as a going concern, which presumes that it will be able to realize its assets and discharge its liabilities in the normal course of business. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

The Company's ability to continue as a going concern and realize the amounts shown for resource properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing and permitting to develop these properties and to establish future profitable production

The Company operates in one geographic area, Canada, and in one industry segment, mining exploration.

2. Summary of Significant Accounting Policies

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada, and reflect the following significant accounting policies:

a) Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, 448270 B.C. Ltd.. All inter-company transactions and balances have been eliminated.

b) Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of operations during the reporting period. Significant estimates and assumptions include those related to the recoverability of resource properties and the ability to continue as a going concern. While management believes that the estimates and assumptions are reasonable, actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include bank deposits and short-term money market investments which on acquisition have a term to maturity of three months or less.

2. Summary of Significant Accounting Policies (Continued)

d) Resource Properties

Acquisition costs of resource properties together with direct exploration and development expenditures thereon are deferred in the accounts. When production is attained, these costs will be amortized on a units-of-production basis. If the properties are abandoned, sold or considered to be impaired in value, the costs of the properties and related deferred expenses will be written down at that time. When deferred expenditures on individual producing properties exceed the estimated net realizable value of undiscounted proven reserves, the properties are written down to the estimated fair value.

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available. Senior management regularly reviews the carrying amount of mineral properties and deferred exploration and development costs to assess whether there has been any impairment in value.

e) Investments

Investments are carried at cost except where, in the opinion of management, there has been a loss in value that is other than a temporary decline, in which case the carrying value is reduced to its estimated fair value.

f) Property, Plant and Equipment

Property, plant and equipment are carried at cost less accumulated amortization. Amortization is calculated using the declining-balance method at 30% per annum. Additions during the year are amortized using the half-year rule.

g) Research and Development

Research and development costs related to a specific property are deferred as part of the costs of that property in accordance with the Company's policy on exploration and development expenditures. General research and development costs are expensed as incurred.

h) Income Taxes

Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Future tax assets are recorded only to the extent that, based on available evidence, it is more likely than not that they will be realized.

i) Stock Option Compensation

The Company has one stock option plan that is described in note 7(d). Effective September 1, 2002, the Company adopted CICA handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which recommends the fair value-based method of accounting for stock-based transactions. The Company has elected to adopt the fair value method for all stock-based payments made to both employees and non-employees on a prospective basis.

2. Summary of Significant Accounting Policies (Continued)

j) Foreign Currency Transactions

Transactions denominated in foreign currencies are recorded at the rate of exchange prevailing at the transaction date. Monetary assets and liabilities denominated in foreign currency are translated into Canadian dollars at the rate of exchange prevailing at the balance sheet date. Unrealized gains and losses on translation of monetary assets and liabilities are included in the determination of earnings for the year.

k) Related Party Transactions

All transactions with related parties are in the normal course of business and are measured at the exchange amount.

l) Loss Per Share

Loss per share is computed based on the weighted average number of common shares outstanding during the year. Diluted loss per share has not been disclosed since the exercise of options and warrants would be anti-dilutive.

m) Comparative Figures

Certain comparative figures have been reclassified to conform with the current year's financial statement presentation.

3. Investments

Investments consist of shares purchased from a venture partner and shares received as consideration for resource property interests. All investments are in publicly traded companies. The Company and Radiant Resources Inc. are related by directors in common.

	2004			2003		
	Number	Book Value	Market Value	Number	Book Value	Market Value
Alto Ventures Inc.	28,571	$ 3,143	$ 3,000	28,571	$ 3,143	$ 2,857
Radiant Resources Inc.	45,000	9,000	19,350	50,000	10,000	10,250
Starcore International Ventures Ltd.	40,000[1]	10,000	18,000	400,000[1]	10,000	10,000
Mirabel Resources Inc.	190,000	47,500	57,000	-	-	-
		$ 69,643	$ 97,350		$ 23,143	$ 23,107

[1] During the year ended August 31, 2004 Starcore Resources Ltd. changed its name to Starcore International Ventures Ltd. and consolidated its shares 10:1.

4. Resource Properties

	August 31, 2004							
	Separation Rapids Rare Metals	**Tantalum Group Properties**	**Warren Township Anorthosite Project**	**Cobequid Mountains Gold Project**	**Mount Thom Cu-Au Project**	**LMT Cu-Au Project**	**Other**	**Total**
note	(4a)	(4b)	(4c)	(4d)	(4e)	(4f)	(4g)	
Acquisition costs	$ -	$ -	$ -	$ 550	$ 25,925	$ -	$ 7,875	$ 34,350
Diamond drilling	-	-	-	-	85,764	-	-	85,764
Environmental studies/permitting	2,202	-	-	-	-	-	-	2,202
Feasibility/engineering studies	-	-	980	-	-	-	-	980
Geochemical	-	-	-	-	6,058	-	-	6,058
Geology	-	-	-	77,463	32,417	31,718	2,699	144,297
Geophysical	-	-	-	99	14,710	31,035	-	45,844
Linecutting	-	-	-	-	21,305	-	-	21,305
Metallurgical/market studies	9,431	-	50,022	-	-	-	-	59,453
Other	488	87	-	4,717	-	-	-	5,292
Current expenditures	12,121	87	51,002	82,829	186,179	62,753	10,574	405,545
Balance – beginning of year	3,926,992	402,251	4,654	69,631	-	-	55,420	4,458,948
Sale of resource properties (note 4g(i,ii))	-	-	-	-	-	-	(55,420)	(55,420)
Write-down of resource properties (note	(702,268)	(402,338)	-	(152,460)	-	-	-	(1,257,066)
Balance – end of year	$ 3,236,845	$ -	$ 55,656	$ -	$ 186,179	$ 62,753	$ 10,574	$ 3,552,007

4. Resource Properties (Continued)

	August 31, 2003							
	Separation Rapids Rare Metals	**Tantalum Group Properties**	**Warren Township Anorthosite Project**	**Cobequid Mountains Gold Project**	**Mount Thom Cu-Au Project**	**LMT Cu-Au Project**	**Other**	**Total**
note	(4a)	(4b)	(4c)	(4d)	(4e)	(4f)	(4g)	
Acquisition costs	$ -	$ 143	$ 1,167	$ 7,316	$ -	$ -	$ (35,000)	$ (26,374)
Diamond drilling	-	22,958	-	-	-	-	-	22,958
Environmental studies/permitting	5,756	-	-	-	-	-	-	5,756
Feasibility/engineering studies	16,818	-	800	-	-	-	-	17,618
Geology	5,641	-	2,687	62,315	-	-	(11,032)	59,611
Metallurgical/market studies	159,093	-	-	-	-	-	-	159,093
Other	1,387	-	-	-	-	-	1,019	2,406
Current expenditures	188,695	23,101	4,654	69,631	-	-	(45,013)	241,068
Less amounts recovered from:								
Venture partners	-	(5,768)	-	-	-	-	-	(5,768)
Net current expenditures	188,695	17,333	4,654	69,631	-	-	(45,013)	235,300
Balance - beginning of year	3,738,297	384,918	-	-	-	-	724,909	4,848,124
Sale of resource properties (note 4g(iii))	-	-	-	-	-	-	(26,603)	(26,603)
Write down of resource properties (note 4(h))	-	-	-	-	-	-	(597,873)	(597,873)
Balance – end of year	$ 3,926,992	$ 402,251	$ 4,654	$ 69,631	$ -	$ -	$ 55,420	$ 4,458,948

4. Resource Properties (Continued)

a) Separation Rapids Rare Metals Project, Ontario

During the year ended August 31, 1997 the Company entered into an option agreement to acquire a 100% interest (subject to a 2.0% net smelter returns royalty ("NSR"), half of which can be bought back for $1.0 million) in certain claims in the Paterson Lake area, Ontario.

During the year ended August 31, 2000 the Company completed all its obligations under the option agreement and vested its 100% interest in these claims.

During the year ended August 31, 2004 the Company wrote off $702,268 of the deferred costs related to the development of a process technology to beneficiate petalite from the Company's Separation Rapids property. Due to the change in the marketplace, the Company has decided to pursue an alternative development strategy for the Separation Rapids property and accordingly has written off the development costs related to the original production concept.

b) Tantalum Group Properties

The Tantalum Group Properties consist of the Raleigh Lake and Lilypad Lakes properties.

i) Raleigh Lake Property, Ontario

During the year ended August 31, 1998 the Company entered into an option agreement to acquire a 100% interest (subject to an NSR of 3.0%; half of which can be bought back for $1.0 million) in certain claims in the Raleigh Lake area, Ontario.

During the year ended August 31, 2002 the Company completed all its obligations under the option agreement and vested its 100% interest in these claims.

ii) Lilypad Lakes Property, Ontario

The Lilypad Lakes Property was staked by the Company during the year ended August 31, 1999.

During the year ended August 31, 2000 the Company granted an option to a third party to acquire a 50% interest in each of the Company's Tantalum Group Properties. During the year ended August 31, 2002 the optionee abandoned this option.

During the year ended August 31, 2004 no new work was performed on these two properties and the Company decided to write off the deferred costs of $402,338.

c) Warren Township Anorthosite Project, Ontario

The Warren Township property, located near Foleyet, Ontario, was staked by the Company during the year ended August 31, 2003.

4. **Resource Properties** (Continued)

d) Cobequid Mountains Gold Project, Nova Scotia

During the year ended August 31, 2003 the Company signed a letter of intent to acquire up to a 60% interest in the Cobequid Gold Venture Claims in the Cobequid Mountains in northern Nova Scotia. To vest the first 33 1/3% interest in these claims, the Company must incur $150,000 in exploration expenditures by February 26, 2004. To vest its remaining 26 2/3% interest, the Company must incur additional exploration expenditures of $350,000 by February 28, 2005.

During the year ended August 31, 2004 the Company decided not to fund any further expenditures on this project, and the total costs incurred to date of $152,460 have been written off.

e) Mount Thom Cu-Au Project, Nova Scotia

During the year ended August 31, 2004 the Company entered into an option agreement to acquire a 100% interest (subject to an NSR of 3.0%, of which 2.0% can be bought back for $2.0 million) in certain claims located in Colchester and Pictou counties in Nova Scotia. To vest its 100% interest in the claims, the Company must make further cash payments aggregating $115,000 and incur $500,000 in exploration expenditures by October 20, 2007 (of which $160,254 had been incurred by August 31, 2004).

f) LMT Cu-Au Project, Nova Scotia

During the year ended August 31, 2004 the Company and its venture partner, Wallbridge Mining Company Limited ("Wallbridge"), entered into an option and joint venture agreement with the optioner, Cobequid Gold Corporation Limited ("CGC"), to acquire a combined 60% interest in certain claims located in Colchester and Pictou counties in Nova Scotia.

To vest their first 33 1/3% interest, the Company and Wallbridge were required to incur $150,000 in exploration expenditures by July 23, 2004, of which $25,000 was funded by the Company, $100,000 by Wallbridge and $25,000 by the Company and Wallbridge on a 50-50 basis.

To vest their remaining 26 2/3% interest, the Company and Wallbridge must incur additional exploration expenditures of $500,000 on or before that date which is one year after Wallbridge receives CGC's report on the initial $100,000 expended by Wallbridge. The $500,000 in expenditures is to be funded by the Company and Wallbridge on a 50-50 basis.

Once the Company and Wallbridge have vested their combined 60% interest, a 40/30/30 joint venture will be formed among CGC, the Company and Wallbridge, respectively. If either party is unable to fund its share of program expenditures, its interest will be subject to dilution to a 3% NSR interest on any future precious metals production and 2% on any future base metals production, of which one-half of such interest can be purchased by the other party for $1.5 million in cash.

g) Sale of Resource Properties

i) During the year ended August 31, 2004 the Company and its venture partner, Starcore International Ventures Ltd (formerly Starcore Resources Ltd.) ("Starcore"), sold their combined 100% interest in the Denain Gold-Copper Project, located near Val d'Or, Quebec, for total consideration of 240,000 shares of Mirabel Resources Inc. with a market value of $0.25 per share. Starcore assigned its 50% share of the proceeds to the Company to settle its outstanding debt to the Company of $30,000. The Company had previously provided for this receivable.

4. Resource Properties (Continued)

ii) During the year ended August 31, 2004 the Company sold its 40% interest in the Wolf Mountain Platinum-Palladium Project for $20,000 in cash.

iii) During the year ended August 31, 2003 the Company sold its 25% interest in the Alcudia Gold Project for $5,000, of which $2,500 was received upon signing of the agreement, and the remaining $2,500 was received during the year ended August 31, 2004.

h) Resource properties written down during the years ended August 31, 2004 and 2003 consist of the following:

	2004	2003
Separation Rapids Rare Metals Project	$ 702,268	$ -
Tantalum Group Properties	402,338	-
Cobequid Mountains Gold Project	152,460	-
Other		
Black Bay PGE-Cu-Ni Project	-	94,418
Wolf Mountain Platinum-Palladium ("PGE") Project	-	334,478
Strange Lake Property	-	68,882
Shatford Lake Property	-	79,569
General Exploration	-	20,526
	-	597,873
	$ 1,257,066	$ 597,873

5. Property, Plant and Equipment

	2004			2003		
	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net
Computers	$ 6,693	$ 3,401	$ 3,292	$ 4,824	$ 2,390	$ 2,434
Equipment	12,200	11,346	854	12,200	10,980	1,220
	$ 18,893	$ 14,747	$ 4,146	$ 17,024	$ 13,370	$ 3,654

6. Patents - Process Technology

As the Company has identified a simplified alternative methodology to process the ore for the Big Whopper petalite deposit on the Company's Separation Rapids property, the Company abandoned its patent on the related process technology and wrote off its unamortized costs of $19,234 during the year ended August 31, 2003.

7. Share Capital

a) Authorized:

100,000,000 common shares without par value
25,000,000 preferred shares without par value

b) Issued and Outstanding:

	2004		2003	
	Number	Amount	Number	Amount
Common Shares				
Balance - beginning of year	26,375,248	$ 18,369,702	24,655,248	$ 18,167,098
Issued:				
for cash	4,483,000	491,808	1,720,000	202,604
for resource properties	100,000	15,000	-	-
Balance - end of year	30,958,248	18,876,510	26,375,248	18,369,702
Warrants				
Balance - beginning of year	3,703,758	55,396	2,983,758	-
Issued	4,483,000	457,792	1,720,000	55,396
Expired/Cancelled	(983,758)	-	(1,000,000)	-
Balance - end of year	7,203,000	513,188	3,703,758	55,396
		$ 19,389,698		$ 18,425,098

During the year ended August 31, 2004 the Company:

i) issued 1,060,000 flow-through units for proceeds of $265,000 (of which 180,000 units were issued to directors and officers).

Each flow-through unit consists of one flow-through common share and one non-flow-through warrant. Each warrant will entitle the holder to purchase one non-flow-through share at a price of $0.27 until January 9, 2005 and at a price of $0.29 until January 9, 2006. The estimated fair value of the warrants was $83,316 and this amount has been allocated to the warrant component of the units. The fair value of these warrants was estimated at the issuance date based on the Black-Scholes pricing model, using the following assumptions:

Expected dividend yield	Nil
Average risk-free interest rate	3.00%
Expected life	2.0 years
Expected volatility	90%

ii) issued 3,423,000 non-flow-through units for proceeds of $684,600 (of which 125,000 units were issued to an officer).

7. Share Capital (Continued)

Each non-flow-through unit consists of one non-flow-through common share and one non-flow-through warrant. Each warrant will entitle the holder to purchase one non-flow-through share at a price of $0.25 until January 23, 2005 and at a price of $0.30 until January 23, 2006. The estimated fair value of the warrants was $374,476 and this amount has been allocated to the warrant component of the units. The fair value of these warrants was estimated at the issuance date based on the Black-Scholes pricing model, using the following assumptions:

Expected dividend yield	Nil
Average risk-free interest rate	2.60%
Expected life	2.0 years
Expected volatility	89%

During the year ended August 31, 2003 the Company:

i) issued 670,000 flow-through units for proceeds of $100,500 (of which 320,000 units were issued to directors and officers).

Each flow-through unit consists of one flow-through common share and one non-flow-through warrant. Each warrant will entitle the holder to purchase one non-flow-through share at a price of $0.20 until December 31, 2004.The estimated fair value of the warrants was $22,066 and this amount has been allocated to the warrant component of the units. The fair value of these warrants was estimated at the issuance date based on the Black-Scholes pricing model, using the following assumptions:

Expected dividend yield	Nil
Average risk-free interest rate	4.10%
Expected life	2.0 years
Expected volatility	82%

ii) issued 210,000 flow-through units (of which 35,000 units were issued to a director) for proceeds of $157,500. Each flow-through unit consists of four flow-through common shares, one non-flow-through common share and five non-flow-through warrants. Each warrant will entitle the holder to purchase one non-flow-through common share at a price of $0.20 until August 1, 2005.The estimated fair value of the warrants was $33,330 and this amount has been allocated to the warrant component of the units. The fair value of these warrants was estimated at the issuance date based on the Black-Scholes pricing model, using the following assumptions:

Expected dividend yield	Nil
Average risk-free interest rate	4.10%
Expected life	2.0 years
Expected volatility	90%

Warrant pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company's warrants.

7. Share Capital (Continued)

The Company incurred Part XII.6 interest expense of $4,190 (2003 - $374) on the monthly unspent portions of the proceeds from its flow-through financings. This amount has been included in the interest and financing costs. The $15,543 in interest paid during the year ended August 31, 2003 was related to the outstanding balance from the Company's 2000 and prior years' flow-through financings.

c) Warrants

As at August 31, 2004 the following warrants were issued and outstanding:

i) 1,000,000 non-flow-through warrants entitling the holder to purchase one common share at $1.00 per share, expiring July 31, 2005;

ii) 670,000 non-flow-through warrants entitling the holder to purchase one common share at $0.20 per share, expiring December 31, 2004;

iii) 1,050,000 non-flow-through warrants entitling the holder to purchase one common share at $0.20 per share, expiring August 1, 2005;

iv) 1,060,000 non-flow-through warrants entitling the holder to purchase one common share at $0.27 per share until January 9, 2005 and thereafter at $0.29 per share, expiring January 9, 2006; and

v) 3,423,000 non-flow-through warrants entitling the holder to purchase one common share at $0.25 per share until January 23, 2005 and thereafter at $0.30 per share, expiring January 23, 2006.

During the years ended August 31, 2004 and 2003, share purchase warrants were issued, exercised and expired/cancelled as follows:

	2004		2003	
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Balance - beginning of year	3,703,758	$ 0.54	2,983,758	$ 0.85
Issued	4,483,000	0.25	1,720,000	0.20
Exercised	-	-	-	-
Expired/Cancelled	(983,758)	0.53	(1,000,000)	0.98
Balance - end of year	7,203,000	$ 0.35	3,703,758	$ 0.54

7. Share Capital (Continued)

d) Stock Option Plan

The shareholders have approved a Stock Option Plan (the "Plan") that provides for the issue of up to 4,000,000 common shares of the Company to eligible employees, directors and service providers of the Company and its affiliates.

The Plan authorizes the granting of options to purchase shares of the Company's common stock at an option price equal to or greater than the average price of the shares for the ten trading days prior to the grant. The options generally partially vest with the recipient at the time of granting, and have a maximum term of 5 years. As at August 31, 2004, all options were fully vested.

During the years ended August 31, 2004 and 2003, stock options were granted, exercised and expired/cancelled as follows:

	2004		2003	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Balance - beginning of year	2,792,500	$ 0.56	2,450,000	$ 0.64
Granted	602,500	0.25	547,500	0.20
Exercised	-	-	-	-
Expired/Cancelled	(990,000)	0.80	(205,000)	0.50
Balance - end of year	2,405,000	$ 0.39	2,792,500	$ 0.56

During the year ended August 31, 2004 the Company granted 602,500 (2003 - 547,500) stock options to employees, directors and officers. The estimated fair value of these options was $76,397 (2003 - $32,401) and this amount has been expensed as stock-based compensation.

The fair value of these stock options was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

	2004	2003
Expected dividend yield	Nil	Nil
Average risk-free interest rate	3.25%	4.10%
Expected life	5.0 years	5.0 years
Expected volatility	79%	78%

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options.

7. Share Capital (Continued)

As at August 31, 2004 the following options were vested and outstanding:

Option Price	Number of Options	Weighted Average Remaining Contractual Life
$0.82	305,000	0.5 years
$0.75	175,000	1.3 years
$0.58	150,000	1.8 years
$0.38	300,000	2.1 years
$0.27	325,000	2.5 years
$0.25	602,500	4.5 years
$0.20	547,500	3.7 years
	2,405,000	

8. Contributed Surplus

Contributed surplus consist of the following components:

	2004	2003
Stock Options		
Balance - beginning of year	$ 32,401	$ -
Granted to employees, directors and officers (note 7d)	76,397	32,401
Balance - end of year	$ 108,798	$ 32,401

9. Related Party Transactions

a) During the year ended August 31, 2004 the Company incurred legal fees of $3,002 (2003 - $7,965) with a law firm in which a director of the Company is an associate. At August 31, 2004 accounts payable included $505 (2003 - $26,001) payable to this law firm.

b) During the year ended August 31, 2004 the Company incurred consulting fees of $90,800 (2003 - $87,400) with a director, of which $23,800 (2003 - $35,400) were deferred as resource property costs. At August 31, 2004 accounts payable included $11,954 (2003 - $60,877) payable to this director.

9. Related Party Transactions (Continued)

c) During the year ended August 31, 2004 the Company incurred accounting and consulting fees of $68,710 (2003 - $64,915) with an accounting firm in which an officer is a partner. As at August 31, 2004 accounts payable included $24,033 (2003 - $109,584) payable to this accounting firm.

d) During the year ended August 31, 2004 the Company incurred consulting fees of $Nil (2003 - $2,500) with a director.

e) As at August 31, 2004 accounts payable included $12,000 (2003 - $27,000) in directors' fees payable to the Company's directors.

Additional related party transactions are described separately in note 7(b).

10. Income Taxes

a) Future Income Tax Assets

The tax effects of temporary differences that give rise to significant portions of the future income tax assets and liabilities at August 31, 2004 and 2003 are as follows:

	2004	2003
Difference in resource properties	$ 1,753,560	$ 1,124,906
Difference in long term investments	70,401	73,912
Difference in property, plant and equipment	14,650	-
Non-capital loss carry forwards	25,365	10,731
Capital loss carry forwards	346,221	346,221
	2,210,197	1,555,770
Less: valuation allowance	(2,210,197)	(1,555,770)
Net future income tax assets	$ -	$ -

A valuation allowance has been applied against all of the above future income tax assets.

b) Non-Capital Losses

The Company has non-capital losses carried forward of approximately $74,000 (2003 - $34,000) available to reduce future years' taxable income. These losses will expire as follows:

2009	$ 15,000
2010	19,000
2014	40,000

c) Capital Losses

The Company has capital losses carried forward of approximately $1,800,000 (2003 - $1,800,000) available to reduce future years' capital gains.

10. Income Taxes (Continued)

d) Canadian Exploration and Development Expenses

The Company has cumulative Canadian development expenses of $2,553,000 (2003 - $2,505,000) and cumulative Canadian exploration expenses of $6,138,000 (2003 - $5,971,000) available to reduce future years' taxable income.

11. Financial Instruments

Fair Values

Except as disclosed elsewhere in these financial statements, the carrying amounts for the Company's financial instruments approximate their fair values because of the short-term nature of these items.

Credit Risk

The Company monitors the financial condition of its venture partners and counterparties to contracts. The Company does not have a significant exposure to any individual third party. Credit risk on amounts receivable is limited to the outstanding balance of such amounts.

HEAD OFFICE

111 Richmond Street West
Suite 1005
Toronto, ON. M5H 2G4
Tel: (416) 364-4938
Fax: (416) 364-5162
info@avalonventures.com

DIRECTORS

Donald Bubar
F. Dale Corman
Alan Ferry
Brian D. MacEachen
Joseph G. Monteith
Lawrence Page

OFFICERS

Donald Bubar, P.Geo.
President & CEO

R.J. (Jim) Andersen, CA, CPA
Vice President, Finance & CFO

Lawrence Page, QC
Chairman

Ralph Dalgarno
Secretary

TECHNICAL CONSULTANTS

Paul Schmidt, P.Eng.
Project Manager

Les Heymann, P.Eng.
Metallurgist

Don Hains, P.Geo.
Minerals Marketing

REGISTRAR AND TRANSFER AGENT

Computershare Trust
Company of Canada
510 Burrard Street
Vancouver, B.C. V6C 3B9

SOLICITORS

Lexas Law Group
1185 W. Georgia Street
Suite 1550
Vancouver, B.C. V6E 4E6

AUDITORS

PricewaterhouseCoopers LLP
Suite 3000, Royal Trust Tower
Toronto-Dominion Centre
Toronto, Ontario M5K 1G8

INVESTOR RELATIONS

Agora Investor Relations
Toronto, Ontario.
www.agoracom.com
AVL@agoracom.com

EXCHANGE LISTING

TSX Venture Exchange (Tier 1)
Symbol: AVL

ANNUAL GENERAL MEETING

Toronto Board of Trade
Downtown Centre
1 First Canadian Place
3rd Floor
Toronto, Ontario
February 3, 2005
4:30 p.m.